UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Second Quarter 2024

Operating and Financial Results

Mexico City, Mexico, July 25, 2024— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the second quarter 2024 (2Q24).

2Q24 summary

▪	Passenger traffic decreased 2.4% during 2Q24, as compared to 2Q23, reaching 6.5 million passengers.
▪	The sum of aeronautical and non-aeronautical revenues grew 1.1%, as compared to 2Q23.
▪	Adjusted EBITDA reached Ps.2,157 million.
▪	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments were Ps.816 million in the quarter.

OMA will hold its 2Q24 earnings conference call on July 29, 2024 at 11:30 a.m. Eastern time, 9:30 a.m. Mexico City time.

Call +1-877-407-9208 toll-free from the U.S. or +1-201-493-6784 from outside the U.S. The conference ID is 13747615. The conference call will also be available by webcast at http://ir.oma.aero/en/calendario-de-eventos.

2Q24 Operating Results

Operations, Passengers, and Cargo

The number of seats offered decreased 2.1% compared to 2Q23.

During the quarter, 1 domestic route and 2 international routes started operations.

* There was no other airline operating this route.

Total passenger traffic reached 6.5 million passengers, a decrease of 2.4% as compared to 2Q23. During the quarter, of total traffic, 86.7% was domestic and 13.3% was international.

Domestic passenger traffic decreased 4.3%, compared to 2Q23, while international traffic increased 12.4%.

The airports with the largest passenger traffic growth in volume terms as compared to 2Q23, were:

▪	Mazatlán (+20.3%), on its Santa Lucía (AIFA), Ciudad Juárez, Mexico City, Los Angeles and Phoenix routes.
▪	Torreón (+14.1%), on its Mexico City, Los Cabos and Dallas routes.
▪	San Luis Potosí (+11.8%), on its Houston, Mexico City, Cancún and Tijuana routes.

The airports with the largest passenger traffic decrease in volume terms as compared to 2Q23, were:

▪	Acapulco (-34.1%), due to the impact on the destination generated by hurricane OTIS in October 2023.
▪	Culiacán (-12.1%), on its Mexicali, Tijuana, Mexico City and Cancún routes.
▪	Monterrey (-2.1%), on its Cancún, Mexico City and Tijuana routes.

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 95.4% as of June 30, 2024.

Freight Logistics Services

▪	OMA Carga’s revenues increased by 34.9%, compared to 2Q23 due to an increase in revenues from the ground and air cargo operations in Monterrey.

Hotel Services

▪	The NH Collection Terminal 2 Hotel had an 85.4% occupancy rate, compared to 84.7% in 2Q23, with a 17.5% increase in the average room rate to Ps.2,838 per night.

▪	Hilton Garden Inn had a 78.6% occupancy rate, compared to 76.2% in 2Q23, with a 16.1% increase in the average room rate to Ps.2,928 per night.

Industrial Services

▪	OMA VYNMSA Aero Industrial Park: Revenues reached Ps.25.5 million, an increase of 30.2% versus 2Q23. The increase is explained by a higher number of square meters leased as compared to 2Q23.

Consolidated Financial Results

Revenues

Aeronautical revenues decreased 2.5%.

Non-aeronautical revenues increased 13.8%.

Commercial revenues increased 11.9%. The line items with the largest increases were:

▪	VIP Lounges, +50.8%, as a result of higher tariffs and the start of operations of new lounges in Tampico, Durango, and Reynosa since 2Q23.
▪	Parking, +9.4%, mainly as a result of an increase in average tariffs in all airports.
▪	Restaurants, +9.1%, as a result of an increase in fixed rents and the contribution of new spaces opened in past quarters.

Diversification revenues increased 26.5%, mainly due to higher revenues from OMA Carga and Hotel Services.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 16.5% as compared to 2Q23, due to higher contracted services costs, minor maintenance and utilities costs as a result of increased areas opened in previous quarters and higher unit costs.

The major maintenance provision expense was Ps.43 million. The decrease is the result of the variation in the present value of the major maintenance provision as a result of an increase in rates for its calculation. The outstanding balance of the maintenance provision as of June 30, 2024 was Ps.2,106 million.

The airport concession tax increased 71% to Ps.239.3 million, as a result of a change in the rate from 5% to 9% applied to the revenues generated by OMA’s airport concessions, pursuant to the Mexican Federal Duties Law. Under the Tariff Regulation Bases effective as of October 20, 2023, payments made to the government related to aeronautical revenues, in excess of those included in the most recent tariff revision, will be added to the reference value to be used in the next joint maximum tariff revision. Therefore, starting in January 2026, these excess airport concession taxes amounts paid will begin to be recovered through the maximum tariff.

In the second quarter of 2024, the 4% excess of Concession Tax levied on aeronautical revenues amounted to Ps.92.9 million, equivalent to 3.2% of the sum of OMA's aeronautical and non-aeronautical revenues. This amount is included within the Ps.239.3 million recorded as Concession Tax expense in 2Q24. Excluding the Ps.92.9 million and its effects on OMA's results, Adjusted EBITDA for OMA would have been Ps.2,248 million, with a margin of 76.3%.

The technical assistance fee was Ps.55.8 million.

Total operating costs and expenses increased 0.2%.

Operating Income and Adjusted EBITDA

Operating Income was Ps.1,928 million, with an operating margin of 55.1%.

Adjusted EBITDA was Ps.2,157 million, with a margin of 73.3%.

*Excluding the incremental effect of the concession tax on aeronautical revenues, OMA's Adjusted EBITDA would have been Ps.2,248 million, with a margin of 76.3% during 2Q24. For the six months ended on June 30, 2024, Adjusted EBITDA would have been Ps.4,375 million, with a margin of 77.0%

Financing Income and Net Income

Financing Expense was Ps.134 million, compared to Ps.282 million during 2Q23. The decrease was mainly due to a lower interest expense as a result of the variation in the present value of the major maintenance provision as a result of an increase in rates for its calculation.

Consolidated net income in the quarter was Ps.1,292 million, an increase of 1.5% as compared to 2Q23.

Earnings per share, based on net income of the controlling interest was Ps.3.33, and earnings per ADS was US$1.45. Each ADS represents eight Series B shares.

MDP and Strategic Investments

In 2Q24, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.816 million, comprised of Ps.556 million in improvements to concessioned assets, Ps.55 million in major maintenance, Ps.202 million in strategic investments and Ps.3 million in other concepts.

The most important investment expenditures included:

Indebtedness

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

During 2Q24, cash flows from operating activities generated cash of Ps.1,042 million.

Investing activities used cash for Ps.544 million in the second quarter. Financing activities reflect mainly the first tranche of the ordinary dividend payment of Ps.2,125 million, resulting in a net cash outflow of Ps.2,352 million.

The net reduction in cash resulting from operating, investing and financing activities in 2Q24 was Ps.1,853 million. This, combined with the positive effect of changes in the value of cash of Ps.25 million, resulted in a Cash and Cash Equivalents balance as of June 30, 2024 of Ps.1,610 million.

Relevant Events

OMA’s General Annual Ordinary Shareholders’ Meeting. On April 26, 2024, at the Shareholders’ Meeting, shareholders approved, among other matters, the payment of a cash dividend of Ps.4,250 million, in two installments: the first installment of Ps.2,125 million no later than May 31, 2024, and a second installment of Ps.2,125 million, no later than November 30, 2024. The first installment was paid on May 23, 2024.

OMA inaugurates expansion of Terminal A East public area at Monterrey International Airport. As part of the expansion and remodeling of the Monterrey International Airport, in June 2024, the East public area began operations at the Airport. This new area of the terminal, has a size of 6,253 m2 and features 35 double documentation counters, commercial establishments, airport services, medical facilities, checked baggage control, among others. With the completion of this project, the third phase of the initial expansion project concludes, following the earlier openings of the West public area of Terminal A and Wing 1 Building.

OMA Announces changes to its Board of Directors. On July 19, 2024, the Board of Directors approved the appointment of Regina García-Cuéllar as Provisional Independent Board Member. Her appointment will be submitted for approval at the next General Ordinary Shareholders' Meeting. The Board also acknowledged and approved the resignation of Katya Somohano as a member of the Board of Directors and the Corporate Practices, Finance, Planning, and Sustainability Committee. The biography of Regina García-Cuéllar can be found in the following link: https://ir.oma.aero/en/board-of-directors/

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Balance Sheet
(Thousands of Pesos)

	June 30, 2023	December 31, 2023	June 30, 2024	% Var Jun24/Jun23	% Var Jun24/Dec23
Assets					
Current Assets					
Cash and Cash Equivalents	2,006,087	2,576,256	1,610,033	(19.7)	(37.5)
Trade Accounts Receivable - Net	1,407,197	1,298,399	1,634,792	16.2	25.9
Trade Accounts Receivable from Related Parties	52,133	43,673	50,481	(3.2)	15.6
Recoverable Taxes	292,145	385,351	354,692	21.4	(8.0)
Advances to Contractors	579,825	556,186	345,990	(40.3)	(37.8)
Other Current Assets	52,792	140,418	71,694	35.8	(48.9)
Total Current Assets	4,390,179	5,000,283	4,067,682	(7.3)	(18.7)
Land, Buildings, Machinery and Equipment - Net	2,637,352	2,760,321	3,005,939	14.0	8.9
Investments in Airport Concessions - Net	15,090,321	16,421,304	17,718,498	17.4	7.9
Rights of use of leased assets, net	152,106	149,442	129,237	(15.0)	(13.5)
Other Assets - Net	44,156	38,824	72,264	63.7	86.1
Deferred Taxes	799,279	867,421	913,866	14.3	5.4
Total Assets	**23,113,393**	**25,237,595**	**25,907,486**	**12.1**	**2.7**
Liabilities and Stockholder's Equity					
Current Liabilities					
Current Portion of Major Maintenance Provision	644,589	629,683	665,094	3.2	5.6
Current Portion of Financial Leases	32,177	44,928	32,128	(0.2)	(28.5)
Trade Accounts Payable	856,101	385,503	2,574,811	200.8	567.9
Taxes and Accrued Expenses	1,117,042	960,843	1,020,475	(8.6)	6.2
Accounts Payable to Related Parties	391,238	452,933	460,352	17.7	1.6
Total Current Liabilities	3,041,147	2,473,890	4,752,860	56.3	92.1
Long-Term Debt	10,674,208	10,676,708	10,679,280	0.0	0.0
Guarantee Deposits	387,461	404,202	413,317	6.7	2.3
Employee Benefits	131,040	143,058	145,604	11.1	1.8
Major Maintenance Provision	1,473,920	1,489,598	1,440,942	(2.2)	(3.3)
Financial Leases	162,257	153,916	152,902	(5.8)	(0.7)
Deferred Taxes	67,745	57,721	49,987	(26.2)	(13.4)
Long-Term Accounts Payable to Related Parties	-	-	270,235	n.a.	n.a.
Total liabilities	**15,937,778**	**15,399,093**	**17,905,127**	**12.3**	**16.3**
Common Stock	297,782	297,782	297,782	-	-
Additional paid-in capital	29,786	29,786	29,786	-	-
Retained Earnings	5,167,305	7,828,436	5,985,571	15.8	(23.5)
Share Repurchase Reserve	1,500,000	1,500,000	1,500,000	-	-
Labor Obligations	12,945	14,455	14,455	11.7	-
Non-Controlling Interest	167,797	168,043	174,765	4.2	4.0
Stockholders' Equity	**7,175,615**	**9,838,502**	**8,002,359**	**11.5**	**(18.7)**
Total Liabilities and Stockholder's Equity	**23,113,393**	**25,237,595**	**25,907,486**	**12.1**	**2.7**

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Operating Results by Airport
(Thousands of Pesos)

Monterrey	2Q23	2Q24	6M23	6M24
Total Revenues	1,549,833	1,651,221	2,807,203	3,212,803
Aeronautical Revenues	1,111,953	1,073,265	1,968,519	2,020,558
Non- Aeronatical Revenues	213,299	217,260	395,065	431,661
Construction Revenues	224,581	360,697	443,619	760,583
Income from Operations	667,380	366,238	1,057,924	551,309
EBITDA	719,406	433,289	1,161,157	684,901

Culiacán	2Q23	2Q24	6M23	6M24
Total Revenues	368,067	255,625	680,150	590,744
Aeronautical Revenues	228,225	202,340	425,976	364,573
Non- Aeronatical Revenues	19,014	18,064	37,415	35,019
Construction Revenues	120,828	35,221	216,758	191,152
Income from Operations	109,473	37,541	195,893	55,460
EBITDA	116,065	44,126	208,830	68,821

Chihuahua	2Q23	2Q24	6M23	6M24
Total Revenues	199,385	203,394	370,676	529,662
Aeronautical Revenues	167,776	160,527	309,537	312,218
Non- Aeronatical Revenues	15,973	18,961	31,126	36,734
Construction Revenues	15,636	23,907	30,013	180,710
Income from Operations	76,492	40,732	132,894	83,893
EBITDA	84,156	49,401	147,986	99,985

Ciudad Juárez	2Q23	2Q24	6M23	6M24
Total Revenues	341,369	221,716	614,266	466,911
Aeronautical Revenues	188,647	176,916	339,146	328,318
Non- Aeronatical Revenues	13,157	13,360	24,331	27,508
Construction Revenues	139,565	31,441	250,789	111,085
Income from Operations	104,344	41,323	176,847	71,863
EBITDA	109,169	51,116	186,427	90,806

Mazatlán	2Q23	2Q24	6M23	6M24
Total Revenues	175,974	203,903	401,788	491,923
Aeronautical Revenues	132,087	166,558	298,800	373,531
Non- Aeronatical Revenues	16,328	17,588	34,552	34,238
Construction Revenues	27,559	19,758	68,435	84,154
Income from Operations	64,047	47,717	162,614	148,842
EBITDA	69,691	53,789	173,813	160,823

Acapulco	2Q23	2Q24	6M23	6M24
Total Revenues	111,275	67,382	238,223	141,923
Aeronautical Revenues	86,342	57,890	182,369	104,029
Non- Aeronatical Revenues	9,778	5,476	21,767	10,284
Construction Revenues	15,156	4,016	34,087	27,611
Income from Operations	40,031	(1,364)	94,364	(530)
EBITDA	52,099	10,598	118,226	23,437

Zihuatanejo	2Q23	2Q24	6M23	6M24
Total Revenues	70,076	61,987	199,588	241,373
Aeronautical Revenues	47,280	47,783	127,698	158,064
Non- Aeronatical Revenues	5,888	8,185	13,535	15,484
Construction Revenues	16,907	6,019	58,355	67,826
Income from Operations	15,407	(4,408)	62,966	58,317
EBITDA	20,921	1,689	73,992	70,482

Other six airports	2Q23	2Q24	6M23	6M24
Total Revenues	502,528	451,391	936,235	859,920
Aeronautical Revenues	320,130	339,251	600,235	640,170
Non- Aeronatical Revenues	33,015	37,243	63,979	71,068
Construction Revenues	149,383	74,897	272,021	148,682
Income from Operations	148,345	94,519	265,065	175,412
EBITDA	175,498	125,250	318,986	236,071

Consorcio Grupo Hotelero T2 (1)	2Q23	2Q24	6M23	6M24
Revenues	65,799	76,565	130,085	153,358
Income from Operations	18,388	20,797	36,981	42,101
EBITDA	29,079	34,472	59,470	69,499

Consorcio Hotelero Aeropuerto Monterrey (1)	2Q23	2Q24	6M23	6M24
Revenues	29,362	33,504	57,466	65,264
Income from Operations	8,456	10,928	18,026	21,799
EBITDA	11,319	13,864	23,776	27,671

OMA VYNMSA Aero Industrial Park	2Q23	2Q24	6M23	6M24
Revenues	20,781	27,557	42,594	69,817
Income from Operations	8,510	15,812	17,490	40,933
EBITDA	18,709	27,224	38,299	64,429

(1) Includes results of other equity-method subsidiaries

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable period of 2023. The exchange rates used to convert foreign currency amounts were Ps.17.1187 as of June 30, 2023, Ps.16.9190 as of December 31, 2023 and Ps.18.3773 June 30, 2024.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit. The definition of terminal passengers of OMA may differ from the definition utilized by its shareholder VINCI Airports.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated July 25, 2024